VF 3-17-04

04003888

ED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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SEC FILE NUMBER
8- 12730

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M H Leblang, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

MAR 0 2 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Leblang 212 308-5850
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Manowitz, CPA
(Name — *if individual, state last, first, middle name*)

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

300 Garden City Plaza #326 Garden City, New York 11530
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 2 - 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Robert Manowitz
Certified Public Accountant
300 GARDEN CITY PLAZA, SUITE 326 • GARDEN CITY, NY 11530 • (516) 741-4334 • FAX (516) 741-3647

The Board of Directors
M. H. Leblang, Inc.

I have audited the accompanying statement of financial condition as of December 31, 2003, and the related statement of income, statement of changes in financial condition, and statement of changes in stockholder's equity for the year then ended. I have also audited the statement of changes in liabilities subordinated to claims and creditors, computation of net capital under Rule 15c3-1 of the securities and exchange commission, computation for determination of reserve requirements under Rule 15c3-3 of the securities and exchange commission, information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3, reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation, and report of any material inadequacies found to exist since date of previous audit. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.H. Leblang, Inc as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Respectfully submitted,

Robert Manowitz

Robert Manowitz
Certified Public Accountant

Garden City, New York
February 13, 2004

M.H.LEBLANG, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash in bank-checking	$ 6,741	
Cash in bank-Dreyfus	2,994	
Cash-Annuity	21,886	
Prepaid corporation taxes	8,578	
Due from Officer	306	
TOTAL ASSETS		$ 40,505
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses		$ 3,350
STOCKHOLDERS' EQUITY		
Common stock, 200 no par value	5,000	
Retained earnings	32,155	
TOTAL STOCKHOLDERS' EQUITY		37,155
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 40,505

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBLANG, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commission income	$ 303,050	
Interest income	383	
TOTAL REVENUES		$ 303,433
EXPENSES		
Commissions	189,909	
Bank charges	162	
Corporate income taxes	632	
Data processing	50	
Employee benefits	11,135	
Entertainment	14,216	
Gifts	687	
Insurance	8,037	
Licenses	2,300	
Miscellaneous	88	
Office expense	11,706	
Postage	3,776	
Professional fees	10,250	
Rent	15,056	
Salaries	45,290	
Payroll taxes	1,391	
Telephone	2,966	
Travel	15,438	
Utilities	1,535	
TOTAL EXPENSES		334,624
NET LOSS		$(31,191)

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBLANG, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATIONS	
Net loss for period	$ (31,191)
Changes in operating assets and liabilities	
Prepaid corporation taxes	(1,352)
Due from officer	1,762
Payroll taxes payable	(1,200)
Accrued expenses	3,350
NET DECREASE IN CASH	(28,631)
CASH-JANUARY 1, 2003	60,252
CASH-DECEMBER 31, 2003	$ 31,621

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBANG, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Retained earnings-January 1, 2003	$ 63,346
Net loss for period	(31,191)
Retained earnings-December 31, 2003	$ 32,155

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBLANG, INC.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2003

1. Organization
   General

   M.H. Leblang,Inc. is a broker-dealer, registered with the Securities and Exchage Commission and the National Association of Securities Dealers. The Company was incorporated in 1966 under the Business Corporation Law of the State of New York.

2. Summary of Significant Accounting Policies

   The financial statements of the Corporation have been prepared on the accrual basis of accounting.

   Depreciation

   Depreciation is provided on a straight-line basis over the useful life of the asset.

3. Due from Officer

   An officer of the corporation owes monies to the corporation for non corporate expenses. These amounts were repaid in 2004.

M.H.LEBLANG, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

None

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBLANG, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

Net Capital Rule 15c3-1		$ 37,155
Reserve requirements-Rule 15c3-3		-0-
		37,155
Less: non allowable assets		
Prepaid taxes	8,578	
Hair cuts	60	
Due from officer	306	
Cash-annuity	21,886	(30,830)
Net Capital		$ 6,325

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBLANG, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

Credit balances	$ -0-
Debit balances	-0-
REQUIRED DEPOSIT	$ -0-

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBLANG, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF

THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

None required

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBLANG, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2003

Net capital rule 15c3-3		$ 37,155
Less: non allowable assets		
Hair cuts	$ 60	
Due from officer	306	
Cash-annuity	21,886	22,252
		14,903
Additional difference		8,578
		$ 6,325

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBLANG, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

FOR THE YEAR ENDED DECEMBER 31, 2003

No adjustments needed

The accompanying accountants' report and notes are an integral part of this financial statement.

OATH OR AFFIRMATION

I, Milton Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H. Leblang, INc., as of December 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 20 06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.H.LEBLANG, INC.

REPORT OF ANY MATERIAL INADEQUACIES FOUND TO EXIST SINCE DATE OF PREVIOUS AUDIT

FOR THE YEAR ENDED DECEMBER 31, 2003

No material inadequacies found

The accompanying accountants' report and notes are an integral part of this financial statement.